Exhibit 21.1
Subsidiaries of Hydrofarm Holdings Group, Inc.

Name	Incorporation
Hydrofarm Investment Corp.	Delaware
Hydrofarm Holdings LLC	Delaware
Hydrofarm, LLC	California
EHH Holdings, LLC	Delaware
Eltac XXI S.L.	Spain
Sunblaster LLC	Delaware
Sunblaster Holdings ULC	Canada
Hydrofarm Canada, LLC	Delaware
Greenstar Plant Products Inc.	Canada
Eddi's Wholesale Garden Supplies Ltd.	Canada
Field 16, LLC	Delaware
House & Garden Holdings LLC	Delaware
Aurora International, LLC	Oregon
Aurora Peat Products ULC	Canada
Innovative Growers Equipment, Inc.	Illinois
Innovative Growers Equipment Canada, Inc.	Canada
Manufacturing & Supply Chain Services, Inc.	Delaware
Innovative AG Installation, Inc.	Illinois
Innovative Racking Systems, Inc.	Illinois
Innovative Shipping Solutions, Inc.	Illinois